Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

12 December 2016

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 9 December 2016.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895

Commonwealth Bank of Australia

ACN 123 123 124

GPO Box 2719	Telephone (02) 9118 7110
Sydney NSW 1155	Facsimile (02) 9118 7192

James Hardie Industries PLC

c/o Natasha Mercer (Group Company Secretary)

Second Floor, Europa House,

Harcourt Centre

Harcourt Street Dublin 2, Ireland 9th December 2016

Dear Sir/Madam,

Re: Disclosure of Holding below 7% Threshold.

Commonwealth Bank of Australia (“CBA”) on behalf of its subsidiaries; Avanteos Investments Limited, CBA Markets Limited, Colonial First State Asset Management (Australia) Limited, Colonial First State Investments Limited, Commonwealth Bank Officers Superannuation Corporation Pty Limited, and Realindex Investments Pty Limited have a requirement to make subsequent disclosure under Section 1048/1050 of the Companies Act 2014.

The aforementioned group entities of CBA are part of the asset management division of the Commonwealth Bank of Australia, one of Australia’s largest financial institutions. They act as investment managers to both segregated and pooled clients.

These entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 6.97% ordinary share capital, as at 8th December 2016. This is based upon a total of 30,708,262 shares held and a total of 440,613,526 voting rights on issue.

A previous announcement of 7.10% interest in relevant share capital was disclosed on the 4th August 2016 for value 3rd August 2016.

The holdings dissection between entities within CBA before notification obligation on 7th December 2016:

Entity	Registered Holder	Holdings of CDI’s	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	16,493	0.00
CBA Markets Limited	Share Direct Nominees Pty Limited	88,269	0.02
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	11,524,431	2.62
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	9,820,127	2.23
Colonial First State Asset Management (Australia) Limited	BNP Paribas Securities	826,875	0.19
Colonial First State Asset Management (Australia) Limited	The Bank of New York Mellon Corp	56,614	0.01
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	344,573	0.08
Colonial First State Asset Management (Australia) Limited	Citibank N A London	876,401	0.20
Colonial First State Investments Limited (note 1)	Citicorp Nominees Pty Limited (Australia)	4,331,230	0.98
Colonial First State Investments Limited (note 1)	Citibank N A Hong Kong	2,162,336	0.49
Colonial First State Investments Limited (note 1)	UBS Nominees Pty Ltd	86,961	0.02
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	120,497	0.03
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	45,645	0.01
Realindex Investments Pty Limited	Citibank N A Hong Kong	547,687	0.12
	Total	30,848,139	7.001

The holdings dissection between entities within CBA after notification obligation on 8th December 2016:
Entity	Registered Holder	Holdings of CDI’s	Relevant Interest %
Avanteos Investments Limited	Avanteos Investments Limited	16,493	0.00
CBA Markets Limited	Share Direct Nominees Pty Limited	85,865	0.02
Colonial First State Asset Management (Australia) Limited	Citibank N A Hong Kong	11,374,431	2.58
Colonial First State Asset Management (Australia) Limited	Citicorp Nominees Pty Limited (Australia)	9,820,127	2.23
Colonial First State Asset Management (Australia) Limited	BNP Paribas Securities	826,875	0.19
Colonial First State Asset Management (Australia) Limited	The Bank of New York Mellon Corp	56,141	0.01
Colonial First State Asset Management (Australia) Limited	Nomura Bank (Luxembourg) S.A.	344,573	0.08
Colonial First State Asset Management (Australia) Limited	Citibank N A London	876,401	0.20
Colonial First State Investments Limited (note 1)	Citicorp Nominees Pty Limited (Australia)	4,344,230	0.99
Colonial First State Investments Limited (note 1)	Citibank N A Hong Kong	2,162,336	0.49
Colonial First State Investments Limited (note 1)	UBS Nominees Pty Ltd	86,961	0.02
Commonwealth Bank Officers Superannuation Corporation Pty Limited	Citicorp Nominees Pty Limited (Australia)	120,497	0.03
Realindex Investments Pty Limited	National Bank Nominees Pty Limited	45,645	0.01
Realindex Investments Pty Limited	Citibank N A Hong Kong	547,687	0.12
	Total	30,708,262	6.97

Transactions giving rise to notification:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	1,889	40,009.02
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Purchase	749	15,863.82
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Purchase	956	20,248.08
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	525	11,098.50
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	495	10,479.15
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	385	8,158.15
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	430	9,116.00
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	118	2,507.50
Thursday, 8 December 2016	Share Direct Nominees Pty Limited	Chess Depository Receipts	Sale	267	5,673.75
Thursday, 8 December 2016	Citicorp Nominees Pty Limited (Australia)	Chess Depository Receipts	Purchase	13,000	275,004.60
Thursday, 8 December 2016	The Bank of New York Mellon Corp	Chess Depository Receipts	Sale	473	10,018.14
Thursday, 8 December 2016	Citibank N A Hong Kong	Chess Depository Receipts	Sale	50,000	1,058,240.00
Thursday, 8 December 2016	Citibank N A Hong Kong	Chess Depository Receipts	Sale	100,000	2,119,430.00

Thank you for your attention in this matter.

Yours Faithfully

Renato Stupar

Group Substantial Shareholding

Commonwealth Bank of Australia